UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Grant of Stock Options

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to grant stock options to directors. Details are as follows:

1.	Grantees and the number of granted shares:

Name	Position	Number of Options
Sang Hoon Lee	Director	60,000
Woo Sik Kim	Director	60,000

2.	Date of grant: December 12, 2003.

3.	Method of grant: to be determined among:

•	issuance of new shares at the exercise price;

•	distribution of treasury shares at the exercise price; and

•	cash payment for the difference between the exercise price and the market price.

4.	Exercise price: Won 65,000.

5.	Exercise period: From December 13, 2005 to December 12, 2010.

6.	Date of board resolution: December 12, 2003.

7.	Other terms:

•	Exercise price and number of granted shares will be adjusted upon occurrence of certain events, including rights offerings, bonus issues, stock dividends, share splits and consolidation by a resolution of the board of directors.

•	In the event the grantee retires within one year from the date of the grant, the number of granted options will be reduced to 3,000 shares.

•	Matters which are not specified by the board of directors’ resolution will be controlled by applicable laws, KT Corporation’s articles of incorporation and agreements between KT Corporation and the grantees.

Cancellation of Stock Options

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to cancel stock options granted to a former director. Details are as follows:

1.	Details of cancelled stock options

Name	Position	Number of Options
Joong Soo Nam	Director	60,000
*	Mr. Nam resigned from his position on January 15, 2003.

2.	Date of resolution for cancellation: December 12, 2003.

3.	Reason for cancellation: Resignation before exercise period.

Investment in Korea Digital Satellite Broadcasting

We hereby inform you that the board of directors of KT Corporation (the “Company” and NYSE symbol: KTC) resolved to make an equity investment in Korea Digital Satellite Broadcasting, a non-consolidated subsidiary of the Company. Details are as follows:

1.	Name of company: Korea Digital Satellite Broadcasting Co., Ltd. (“KDSB”).

2.	Relationship with the Company: the Company is the largest shareholder of KDSB.

3.	Type of securities invested: Common shares of KDSB.

4.	Total amount of investment: Approximately Won 22 billion (3,150,000 common shares at Won 7,000 per share).

5.	Shareholding interest after investment: 15.00%.

6.	Purpose of investment: Participation in the rights offering.

7.	Date of investment: December 23, 2003.

8.	Date of board resolution of the Company: December 12, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2003

KT Corporation

By:	/s/ Wha - Joon Cho

Name:	Wha - Joon Cho
Title:	Managing Director